FOR IMMEDIATE RELEASE
BMO Financial Group Increases Dividend
TORONTO, August 23, 2005 – The Board of Directors of Bank of Montreal today declared a quarterly dividend of 49 cents a share on paid-up common shares of Bank of Montreal for the fourth quarter of fiscal year 2005, up 3 cents from the previous quarter.
For the current quarter, the board also declared a dividend of 30.00 cents a share on paid-up Class B Preferred Shares Series 4, a dividend of 33.125 cents a share on paid-up Class B Preferred Shares Series 5, a dividend of 29.6875 cents a share on paid-up Class B Preferred Shares Series 6, and a dividend of US 37.1875 cents a share on paid-up Class B Preferred Shares Series 10 of BMO.
The dividend on the common shares is payable November 29, 2005 to shareholders of record on November 4, 2005. The dividends on the preferred shares are payable November 25, 2005 to shareholders of record on November 4, 2005.

Contacts:
Media Relations
Ralph Marranca, Toronto, ralph.marranca@bmo.com, (416) 867-3996
Ronald Monet, Montreal, ronald.monet@bmo.com, (514) 877-1101
Investor Relations
Susan Payne, Toronto, susan.payne@bmo.com, (416) 867-6656
Steven Bonin, Toronto, steven.bonin@bmo.com, (416) 867-5452
Krista White, Toronto, krista.white@bmo.com, (416) 867-7019
Internet: www.bmo.com~S.CONT